Nostalgia Family Brands, Inc.

20 Pape Drive

Altantic Highlands, New Jersey 07716

Telephone: (732) 291-3661

June 14, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Nostalgia Family Brands, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed February 18, 2016 File No. 333-206332

Dear Sir/Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to June 24, 2016 at 9:00 A.M., or as soon thereafter as possible.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge the following on behalf of the Company:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nostalgia Family Brands, Inc.

By:	/s/ William P. McDermitt
William P. McDermitt
President